SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.   20549

                               -----------------

                                   FORM 8-A

              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR (g) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


                       MARSH & McLENNAN COMPANIES, INC.
         -------------------------------------------------------------
            (Exact name of registrant as specified in its charter)


                   Delaware                        36-2668272
         -------------------------------------------------------------
            (State of Incorporation              (IRS Employer
               or Organization)                Identification No.)


         1166 Avenue of the Americas, New York, New York    10036-2774
         -------------------------------------------------------------
         (Address of principal executive offices)           (Zip Code)


          Securities to be registered pursuant to Section 12(b) of the Act:

                                             Name of each exchange
          Title of each class                on which each class is
          to be so registered                to be registered
          -------------------                -----------------------

          Preferred Stock Purchase           New York Stock Exchange
            Rights (Pursuant to              Chicago Stock Exchange
            Rights Agreement dated           Pacific Exchange, Inc.
            as of September 18, 1997)


          Securities to be registered pursuant to Section 12(g) of the Act:

                                     None
         -------------------------------------------------------------
                               (Title of Class)




          ITEM 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED.

                    On September 18, 1997, the Board of Directors of Marsh & McLennan Companies, Inc. (the "Company") declared a dividend distribution of one Right for each outstanding share of Common Stock of the Company to stockholders of record at the close of business on September 29, 1997 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company a unit consisting of one two-hundredth of a share (a "Unit") of Series A Junior Participating Preferred Stock, no par value (the "Preferred Stock") at a Purchase Price of $260 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Harris Trust Company of New York, as Right Agent. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Rights Agreement.

                    Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), other than as a result of repurchases of stock by the Company or certain inadvertent actions by institutional or certain other stockholders, or (ii) 10 business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

                    The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. (New York City time) on September 29, 2007, unless such date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

                    As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

                    In the event that a Person becomes an Acquiring Person, except pursuant to an offer for all outstanding shares of Common Stock which the directors determine to be at a price that is fair and not inadequate and otherwise in the best interests of the Company and its stockholders, after receiving advice from one or more investment banking firms, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

                    For example, at an exercise price of $260 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $520 worth of Common Stock (or other consideration, as noted above) for $260. Assuming that the Common Stock had a per share value of $65 at such time, the holder of each valid Right would be entitled to purchase 8 shares of Common Stock for $260.

                    In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than with an entity which acquired the shares pursuant to an offer described in the second preceding paragraph), (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Stock of the Company is changed or exchanged, or (iii) more than 50% of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

                    At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one two-hundredth of a share of Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

                    At any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

                    Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable under United States law to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income under United States law in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

                    Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement. The foregoing notwithstanding, no amendment may be made at such time as the Rights are not redeemable.

                    As of September 16, 1997, there were
          167,838,165 shares of Common Stock of the Company issued and outstanding and 4,501,541 shares of Common Stock of the Company in the treasury. As of August 31, 1997, options to purchase 16,879,649 shares of Common Stock were outstanding. Each share of Common Stock of the Company outstanding at the close of business on September 29, 1997, will receive one Right. So long as the Rights are attached to the Common Stock, one additional Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered for each share of Common Stock issued or transferred by the Company in the future. In addition, following the Distribution Date and prior to the expiration or redemption of the Rights, the Company may issue Rights when it issues Common Stock only if the Board deems it to be necessary or appropriate, or in connection with the issuance of shares of Common Stock pursuant to the exercise of stock options or under employee plans or upon the exercise, conversion or exchange of certain securities of the Company. Two million shares of Preferred Stock are initially reserved for issuance upon exercise of the Rights.

                    The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner which causes the Rights to become discount Rights unless the offer is conditional on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a price that is fair and not inadequate and otherwise in the best interest of the Company and its stockholders. The Rights should not interfere with any merger or other business combination approved by the Board since the Board may, at its option, at any time until ten days following the Stock Acquisition Date redeem all but not less than all the then outstanding Rights at the Redemption Price.

                    In addition, certain provisions of the
          Company's Restated Certificate of Incorporation may have anti-takeover effects. The Restated Certificate of Incorporation provides, among other things, for a classified Board of Directors divided into three classes, the approval of the holders of at least a majority of the Company's outstanding Voting Stock (as defined) beneficially owned by persons not affiliated with any holder of ten percent or more of the Company's outstanding Voting Stock to authorize certain Business Transactions (as defined) between the Company and such holder unless that transaction is approved by a majority of the Disinterested Directors (as defined), and stockholder action only at a stockholders' meeting and not by written consent. In addition, the By-laws of the Company provide, among other things, that stockholders wishing to nominate a director or propose other action at an annual meeting give advance written notice of such nomination or proposal not less than 60 days nor more than 90 days prior to such annual meeting and that special meetings of stockholders may only be called by the Chairman or, if directed by the Board, the Secretary of the Company.

                    The Rights Agreement, dated as of September 18, 1997, between the Company and Harris Trust Company of New York, as Rights Agent, specifying the terms of the Rights is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.

          ITEM 2.   EXHIBITS.

               1 Rights Agreement, dated as of September 18, 1997, between Marsh & McLennan Companies, Inc. and Harris Trust Company of New York, as Rights Agent, including the form of Rights Certificate as Exhibit A and the Summary of Rights to Purchase Preferred Stock as Exhibit B.
                    Pursuant to the Rights Agreement, printed
                    Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement).




                                  SIGNATURE

                    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

          Dated:  October 10, 1997      Marsh & McLennan Companies,
                                        Inc.

                                        By: /s/ Gregory Van Gundy
                                           ------------------------
                                           Name: Gregory Van Gundy
                                           Title: General Counsel &
                                                  Secretary




                                EXHIBIT INDEX
                                -------------

          Exhibit   Description                                Page
          -------   -----------                                ----

             1      Rights Agreement, dated as of
                    September 18, 1997, between Marsh &
                    McLennan Companies, Inc. and Harris
                    Trust Company of New York, as Rights
                    Agent, including the form of Rights
                    Certificate as Exhibit A and the
                    Summary of Rights to Purchase
                    Preferred Stock as Exhibit B.
                    Pursuant to the Rights Agreement,
                    printed Rights Certificates will not
                    be mailed until after the Distribution
                    Date (as such term is defined in the
                    Rights Agreement).